SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-1 and Rule 13d-2)

(Amendment No. 6)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

63945X103

(CUSIP Number)

Jie HAN

XD. Engineering Plastics Company Limited

Faith Dawn Limited

Faith Abundant Limited

No. 9 Dalian North Road, Haping Road Centralized Industrial Park,

Harbin Development Zone,

Heilongjiang Province, P. R. China, 150066

(86) 451-8434-6600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,960,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,960,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 6,960,788[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	6,960,788 shares consist of 5,960,788 of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of outstanding Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”).
2

Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-K, as filed with the Securities and Exchange Commission on June 1, 2020.

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,065,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 34,065,054
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,065,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	34,065,054 shares consist of (a) 27,104,266 shares of Common Stock directly owned by Mr. Han and (b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited.
2

Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-K, as filed with the Securities and Exchange Commission on June 1, 2020.

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Dawn Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,065,054[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,065,054[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,065,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Includes 33,065,054 shares of the Company’s Common Stock and 1,000,000 shares of Series B Preferred Stock held directly by the other Reporting Persons. Faith Dawn Limited is controlled by Mr. Jie Han who is its sole director. Mr. Jie Han is also the sole shareholder and sole director of Faith Abundant Limited, the sole shareholder of Faith Dawn Limited. Pursuant to the Equity Contribution and Voting Agreement as described in Item 4, Faith Dawn Limited has the irrevocable proxy to vote the Rollover Shares (as defined below) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Faith Dawn Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.
2	Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-K, as filed with the Securities and Exchange Commission on June 1, 2020.

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Abundant Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,065,054[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,065,054[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,065,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Includes 33,065,054 shares of the Company’s Common Stock and 1,000,000 shares of Series B Preferred Stock held directly by the other Reporting Persons. Mr. Jie Han is the sole shareholder and sole director of Faith Abundant Limited, the sole shareholder of Faith Dawn Limited. Pursuant to the Equity Contribution and Voting Agreement as described in Item 4, Faith Dawn Limited has the irrevocable proxy to vote the Rollover Shares (as defined below) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Faith Abundant Limited, as the sole shareholder of Faith Dawn Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.
2	Based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-K, as filed with the Securities and Exchange Commission on June 1, 2020.

This amendment No. 6 (this “Amendment No. 6”) is filed jointly by XD. Engineering Plastics Company Limited, Mr. Jie Han, Faith Dawn Limited and Faith Abundant Limited, with respect to China XD Plastics Company Limited (the “Company” or “Issuer”).

This Amendment No. 6 amends and supplements the Schedule 13D (“the Schedule 13D”), as amended and supplemented by Amendment No. 5 filed on May 11, 2020 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings assigned to such terms in the Schedule 13D. Except as amended or supplemented by this Amendment No. 6, all other information in the Schedule 13D is as set forth therein.

Item 2. Identity and Background.

Items 2 (a) and (b) are amended and restated as follows:

(a) This Schedule 13D is filed jointly by XD. Engineering Plastics Company Limited (“XD. Engineering”), Mr. Jie Han (“Mr. Han”), Faith Dawn Limited (“Parent”) and Faith Abundant Limited (“Faith Abundant”, together with XD. Engineering, Mr. Han and Parent, the “Reporting Persons”, and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal, the Merger Agreement (as defined below) and the Equity Contribution and Voting Agreement (as defined below) as described in Item 4 below. Each Reporting Person may be deemed to beneficially own the total number of 33,065,054 shares of the Company’s Common Stock and 1,000,000 shares of the Company’s Series B Preferred Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”

The joint filing agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 7.05 hereto.

(b) The principal business address of each of the Reporting Persons is c/o No. 9 Dalian North Road, Haping Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province People’s Republic of China.

Items 2 (c) and (f) are supplemented by adding the following:

Faith Dawn Limited (“Parent”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Parent is currently controlled by Mr. Jie Han who is its sole director. Mr. Jie Han is also the sole shareholder and sole director of Faith Abundant Limited, the sole shareholder of Parent. Parent was formed as a special purpose vehicle for the Transactions (as defined below), and its principal business is investment holding. The address of the registered office of Parent is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Faith Abundant Limited (“Faith Abundant”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Faith Abundant is currently controlled by Mr. Jie Han who is its sole director and sole shareholder. The principal business of Faith Abundant is investment holding. The address of the registered office of Faith Abundant is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Items 2 (d)-(e) are amended and restated as follows:

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Item 3 contained in the Schedule 13D are incorporated herein by this reference.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 3.

 The Reporting Persons estimate that approximately $40.7 million in cash will be required to acquire all outstanding shares of Common Stock not currently owned by the Reporting Persons as described in Item 4 below. The Reporting Persons intends to finance the Transactions from the proceeds generated from the equity investment of Mr. Han in Parent and available cash from the Company and its subsidiaries. The Transactions will not be subject to any financing conditions.

Item 4.    Purpose of Transaction

The responses to Item 4 contained in the Schedule 13D are incorporated herein by this reference.

Merger Agreement

On June 15, 2020, (i) Parent, (ii) Faith Horizon Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).

As of the date of the Merger Agreement, Mr. Han and XD. Engineering beneficially owned in the aggregate approximately 50.1% of the total outstanding shares of the Common Stock and Series B Preferred Stock of the Company and have agreed to vote the shares of Common Stock and Series B Preferred Stock beneficially owned by them in favor of the Merger.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of all of the conditions to closing:

●	the Merger Sub will merge with and into the Company, with the Company thereafter continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”); and

●	at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Company issued and outstanding immediately prior to the effective time will be automatically canceled and converted into the right to receive US$1.2 in cash (the “Merger Consideration”), without interest, except for (a) shares of Common Stock and Series B Preferred Shares beneficially owned by Parent, Merger Sub, Mr. Han, XD. Engineering (together with Mr. Han, the “Rollover Stockholders”) and any of their respective Affiliates (including the Rollover Shares); (b) shares of Common Stock held by the Company or any wholly owned subsidiary of the Company (or held in the Company’s treasury), and (c) shares of Common Stock reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of the Company’s share awards, which will be cancelled for no consideration.

Consummation of the Merger is subject to various closing conditions, including, among others, the adoption of the Merger Agreement by the Company’s stockholders. Pursuant to the Merger Agreement, adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, (collectively, the “Transactions”) by the Company’s stockholders requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding Common Stocks and Series B Preferred Stocks entitled to vote thereon, voting together as a single class; and (ii) the holders of a majority of the outstanding Series B Preferred Stocks entitled to vote thereon, voting as a single class. If completed, the Merger will, under laws of the State of Nevada, result in the Company becoming a privately-held company and the Company’s Common Stock would no longer be listed on the NASDAQ.

The Company, Parent and Merger Sub have made customary representations and warranties in the Merger Agreement. Many of the representations made by the Company are subject to, and qualified by, a “Company Material Adverse Effect” standard. The Company has agreed to various customary covenants and agreements, including, among others, (1) agreements to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, (2) not to engage in certain kinds of transactions during this period, (3) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company stockholder approval and (4) subject to certain exceptions, not to withhold, withdraw, amend or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation (as defined in the Merger Agreement).

Pursuant to the Merger Agreement, until the Effective Time or, if earlier, the termination of the Merger Agreement, the Company is subject to customary “no solicitation” restrictions on its ability to solicit and engage in discussions and negotiations with respect to alternative Competing Proposals (as defined in the Merger Agreement). Notwithstanding this limitation, the Company may under certain circumstances furnish nonpublic information to and engage or participate in any discussions or negotiations with third parties with respect to any unsolicited alternative Competing Proposal, subject to the limitations and requirements set forth in the Merger Agreement, including that, the Special Committee has determined, following consultation with its outside legal counsel, that the Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, if the Board (acting upon the recommendation of the Special Committee) or the Special Committee have effected a Change in Company Recommendation (as defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including in connection with entry into an agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee of $1,000,000. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee of $2,000,000 in certain other circumstances, including if the Merger Agreement is terminated by the Company as a result of a breach by Parent or Merger Sub of its representations, warranties, covenants and agreements set forth in the Merger Agreement or the failure of Parent to consummate the Closing (as defined in the Merger Agreement) when all other conditions to closing the Transactions have been satisfied. Subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by December 14, 2020.

Equity Contribution and Voting Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders entered into an Equity Contribution and Voting Agreement with Parent (the “Equity Contribution and Voting Agreement”), pursuant to which each of the Rollover Stockholders agreed to, immediately prior to the closing of the Merger, contribute certain Company’s Common Stocks and Series B Preferred Stocks beneficially owned by them (which represent approximately 50.1% of the total issued and outstanding shares of the Company’s Common Stock and Series B Preferred Stocks, the “Rollover Shares”) to Parent in exchange for newly issued ordinary shares of Parent, par value $0.01 per share.

In addition, pursuant to the Equity Contribution and Voting Agreement, the Rollover Stockholders also agreed with Parent that, until the Effective Time or the termination of the Merger Agreement, (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Rollover Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote and (ii) to vote or otherwise cause to be voted at such meeting all of their Rollover Shares (A) in favor of the authorization and approval of the Merger Agreement and any related action reasonably required in furtherance thereof, (B) against the approval of any other proposal or offer regarding a Competing Transaction (as defined in the Merger Agreement) or any action contemplated by a Competing Proposal, or any other transactions, proposal, agreement or action made in opposition to the approval of the Merger Agreement or in competition or inconsistent with the Transactions, including the Merger, (C) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Equity Contribution and Voting Agreement or the performance by such Rollover Stockholder, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Stockholder or Parent contained in the Equity Contribution and Voting Agreement, (E) in favor of any adjournment or postponement of the Stockholders’ Meeting or any annual or special meeting of the stockholders of the Company, however called, at which any of the matters described in clause (A) – (E) hereof is to be considered (and any adjournment or postponement thereof) as may be requested by Parent or the Company in order to consummate the Transactions, including the Merger, and (F) in favor of any other matter necessary or reasonably requested by Parent to effect the Transactions. Under the Equity Contribution and Voting Agreement, each Rollover Stockholder appointed Parent and any other designee of Parent such Rollover Stockholder’s irrevocable (for the period until termination of the Equity Contribution and Voting Agreement in accordance with its terms) proxy and attorney-in-fact (with full power of substitution) to vote or cause to be voted (including by proxy or written resolution, if applicable) its or his respective Rollover Shares as indicated above.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Mr. Han entered into an Equity Commitment Letter (the “Equity Commitment Letter”) with Parent, pursuant to which Mr. Han committed, on the terms and subject to the conditions set forth therein, to contribute, or cause to be contributed, as an equity contribution to Parent, an aggregate amount no more than US$5,000,000.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Mr. Han entered into a Limited Guarantee (the “Limited Guarantee”) with the Company, pursuant to which Mr. Han guaranteed to the Company, on the terms and subject to the conditions set forth therein, 100% of Parent’s obligation to (i) pay the Parent Termination Fee (as defined under the Merger Agreement) if and when required pursuant to Section 9.3(b) of the Merger Agreement, (ii) the reimbursement obligations pursuant to Section 7.7(b) and Section 9.3(c) of the Merger Agreement (collectively, the “Guaranteed Obligation”), plus (iii) all costs and expenses (including attorney’s fees and expenses) reasonably incurred by the Company in connection with the enforcement of its rights under Section 10.11 of the Merger Agreement that results in a judgement against Parent, Merger Sub, the Rollover Stockholders or Mr. Han. Mr. Han will in no event be required to pay more than US$2,100,000 under the Limited Guarantee.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4.

The descriptions of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Limited Guarantee, which have been filed as Exhibits 7.01, 7.02, 7.03 and 7.04 respectively to this statement and are incorporated herein by this reference in their entirety.

Item 5.  Interest in Securities of the Company.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentages is based on 67,948,841 total issued share capital of the Issuer, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock outstanding as of the date of the Merger Agreement.

As of the date of this Amendment, (i) Mr. Han directly holds 27,104,266 shares of Common Stock, (ii) XD. Engineering Plastics Company Limited directly holds 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock, (iii) Parent may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares; and (iv) Faith Abundant may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares.

Each Reporting Person may be deemed to beneficially own the total of 33,065,054 shares of the Company’s Common Stock and 1,000,000 shares of the Company’s Series B Preferred Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 6 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal, the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Limited Guarantee under Item 4 are incorporated herein by reference in their entirety.

Item 7.    Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 7.01: Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated as of June 15, 2020 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 15, 2020).

Exhibit 7.02: Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 15, 2020.

Exhibit 7.03: Equity Commitment Letter by and between Mr. Han and Parent, dated as of June 15, 2020.

Exhibit 7.04: Limited Guarantee by and among Mr. Han and Parent, dated as of June 15, 2020.

Exhibit 7.05: Joint Filing Agreement by and between the Reporting Persons, dated as of June 15, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN

By:	/s/ Jie HAN

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory